Parkway Properties, Inc	Exhibit 12
Ratio of earnings to fixed charges (Dollars in thousands)

	Six Months	Year Ended December 31
	Ended
	June 30, 2003	2002	2001	2000	1999	1998

Net income	$22,322	$29,512	$26,548	$34,896	$26,327	$27,425
Adjustments:
Extraordinary loss on early extinguishment of debt (1)	—	—	—	—	—	—
Discontinued operations	—	(817)	—	—	—	—
(Gain) loss on real estate and securities	(5,641)	2,068	(1,611)	(9,471)	(795)	(4,788)
Minority interest	1	2	3	4	2	1
Income taxes	88	(23)	164	160	—	—

Consolidated pretax income from continuing operations	16,770	30,742	25,104	25,589	25,534	22,638
Less equity in earnings of unconsolidated joint ventures	(1,054)	(824)	(62)	(47)	(39)	(47)
Distributed income from unconsolidated joint ventures	1,703	1,641	34	20	23	24
Interest expense	9,549	25,654	26,381	22,584	18,765	14,902
Amortization of loan costs	496	832	944	714	685	1,107

Earnings	$27,464	$58,045	$52,401	$48,860	$44,968	$38,624

(1) In accordance with SFAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”, effective for fiscal years beginning after May 15, 2002, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods shall be reclassified. Therefore, the amounts recognized as extraordinary losses on the early extinguishment of debt of $833 and $1,302 for the years ended December 31, 2002 and 2001, respectively, have been reclassified to interest expense.

Interest expense	$9,549	$25,654	$26,381	$22,584	$18,765	$14,902
Capitalized interest	—	—	—	520	661	—
Amortization of loan costs	496	832	944	714	685	1,107
Preferred stock dividends	6,080	12,054	9,046	5,797	5,797	3,913

Fixed charges	$16,125	$38,540	$36,371	$29,615	$25,908	$19,922

Ratio of earnings to fixed charges	1.70	1.51	1.44	1.65	1.74	1.94